SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                       Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                            ☐                                                                                         No                                                                                ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                            ☐                                                                                         No                                                                                ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated March 19, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 19, 2021

Comisión Nacional de Valores

RE.: Call for a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2021

I am writing you as Attorney-in-Fact of TELECOM ARGENTINA S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon its shareholders to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 28, 2021, at 11.00 a.m. on the first call, and at 12.00 p.m. on the second call to consider the agenda of the ordinary shareholders’ meeting, in order to discuss, among other matters, the accounting documentation corresponding to the fiscal year ended December 31, 2020.

We will submit in due time and manner the documentation required by Section 4, Chapter II, Title II of the Comisión Nacional de Valores Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 19, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations